Exhibit 99.1
                                                           [English Translation]


                      Approval on the Agreement of Merger

1. Method of the Merger
- Merger between hanarotelecom incorporated (the surviving company or "hanarotelecom") and Korea Thrunet Co., Ltd. (the merged company or "Thrunet")

* Since hanarotelecom owns more than 90 percent of Thrunet shares, the proposed merger will be a simplified merger pursuant to Article 527-2 of the Commercial Act of Korea.

2. Objectives of the Merger
- To strengthen competitiveness in the broadband Internet market
- To maximize synergy effect by enhancing management efficiency

3. Merger Ratio: 1: 0.3570308
- one (1) registered common share of Thrunet will be converted into 0.3570308 registered common share of hanarotelecom.

4. Calculation Basis for Merger Ratio
   1) hanarotelecom incorporated : The value of its assets calculated pursuant to the first item of sub-paragraph 2, paragraph 1, Article 84 of the Enforcement Decree of the Securities Exchange Act of Korea
   2) Korea Thrunet Co., Ltd : The value of its net assets calculated pursuant to paragraph 4, Article 54 of the Enforcement Decree of the Inheritance Tax and Gift Tax Act of Korea
   3) Merger value per share
      - hanarotelecom incorporated : KRW 3,826
      - Korea Thrunet Co., Ltd. : KRW 1,366

5. Number of New Shares to Be Issued at the Time of Merger
   - 1,388,484 common shares

* The number of new shares may decrease subject to the number of fractional shares and Thrunet shareholders' exercise of appraisal rights.

6. Details of Counterpart of Merger
   - Company Name: hanarotelecom incorporated
   - Major Business: Wire and wireless telecommunication services such as telephony, internet access, wireless telecommunication and etc.


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   - Relationship with Thrunet: an affiliated company
   - Selected Financial Data for the Latest Fiscal Year (2004)

                                                            (Unit : KRW million)
--------------------------------------------------------------------------------
   Total Assets                    3,172,434      Capital Stock       2,310,676
--------------------------------------------------------------------------------
   Total Liabilities               1,397,038      Revenue            1,436,485
--------------------------------------------------------------------------------
   Total Shareholders Equity       1,775,396      Net Profit            10,493
--------------------------------------------------------------------------------

7. Merger Schedule
   - Submission of old share certificates: November 9, 2005 ~ December 9, 2005
   - Creditors' Objection Period:          November 18, 2005 ~ December 19, 2005
   - Merger Date:                          January 1, 2006
   - Scheduled Merger Registration Date:   January 9, 2006

8. Details of Share Purchase Request Rights
   1) Applicable Shareholders
      Pursuant to Article 522-3 of Commercial Act of Korea, Thrunet's shareholder, who expresses written objection to the merger within two weeks after the merger notification, may request Thrunet to purchase his/her shares within 20 days after his/her objection.
   2) Share Purchase Request Period
      October 21, 2005 ~ November 9, 2005
   3) Calculation Basis for Purchase Price
      Thrunet's net asset value is reduced by the ratio of the difference between hanarotelecom shares' market price and hanarotelecom's asset value
   4) Expected Share Purchase Price: KRW 960 per share

9. Date of Board of Directors Resolution:  September 14, 2005
   - Statutory Auditor                     Absent

10. Other details
- Approval on a simplified merger requires board of directors' approval instead of shareholders' approval. A board of directors meeting is scheduled on November 7, 2005.
- The above mentioned dates and amounts may change.
- The merger agreement shall become invalid if the proposed merger is not approved by relevant authorities or its registration is not accepted as stipulated by law.
- In case of natural disasters, significant changes in assets or management of hanarotelecom or Thrunet, or objection by hanarotelecom shareholders holding not less than 20/100 of hanarotelecom's total issued and outstanding shares under
Article 527-3 of the Commercial

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Act during the period from the signing date of the merger agreement to the merger date, the conditions for the merger may be modified or the merger agreement can be terminated upon consultation between hanarotelecom and Thrunet.

* Applicable Law: Securities Exchange Act of Korea